SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, and its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005.

Press Release

For Immediate Release

OTI REPORTS FY 2005 NINE MONTHS AND THIRD QUARTER
FINANCIAL RESULTS

—	Revenues Up 72% Compared to First Nine Months of 2004
—	Revenues Up 120% Compared to Third Quarter of 2004
—	Growth Related Mainly to Contactless Payments Market in the US

Fort Lee, NJ – November 28, 2005 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the nine months ended September 30, 2005.

—	Revenues for the first nine months increased by 72% to $26.4 million from $15.4 million for the same period of last year.

—	Revenues for the third quarter increased by 120% to $12.1 million from $5.5 million for the same period of last year.

—	Strong balance sheet with cash, cash equivalents and short term investments of more than $30 million excluding more than $20 million raised earlier this month through a private placement.

—	The Company incurred in the nine months ended September 30, 2005 expenses of $1.8 million related to the Company’s extraordinary activity in the Far-East.

—	Cash used in operating activities amounted to $1.1 M for the nine months ended September 30, 2005.

—	Net loss for the first nine months of 2005 decreased by 4% to $(6.8) million, from $(7.1) million for the same period in 2004.

—	Licensing and transaction fees for the first nine months were up 107% to $2.2 million from $1.1 million for the same period in 2004.

—	Gross margin for nine months decreased to 35% from 42% for the same period in 2004. The decrease in our overall gross margin is mainly due to the execution of the initial stages of projects which are characterized by lower margins in their early stages.

Oded Bashan, President & CEO of OTI, commented: “We are pleased with our results. We are starting to see the results of our strategy, we are well positioned with strong and important contracts in hand. The increase in revenues represents the rapid advancements in the contactless market around the world, and mainly, the contactless payments market in the US. Our financial position at the end of nine month remains strong with more than $30 million in cash and cash equivalents and short term investments.”

“The private placement for more then $20M we completed at the beginning of fourth quarter will further assist us in continuing with the restructuring and executing large contracts and opportunities for the company. The investors in this transaction were institutional investors from the US, Switzerland and United Kingdom”

“While revenues were up 72% for the nine months, compared to the same period last year, our gross margin decreased to 35%, mainly due to the execution of initial stages of projects which are characterized by lower margins in their early stages.” Mr. Bashan continued, “The completion of a series of strategic acquisitions in China that we announced earlier this year will assist us in increasing these margins, we continue to implement our strategy of capturing a leading position in the contactless market.”

Recent Announcements

—	OTI will deliver contactless solutions for more than ten million payment cards in 2005 in the US.

—	STMicroelectronics, one of the world’s leading semiconductor manufacturers together with OTI, announced that their secure contactless microcontroller solution is approved by Visa International for use in its Visa Contactless program in the U.S. volume shipments in the US are already underway.

—	OTI and a government entity of a major Asian country establish a joint venture for manufacturing and selling electronic travel document inlays for that Asian government. Revenues from the program are expected to reach low tens of millions of dollars starting FY 2007. It is estimated that the delivery of initial quantities will commence in the second half of 2006.

—	OTI grants BP a worldwide license to enable expansion beyond Africa – OTI announced that BP Africa, a division of BP p.l.c., has extended and expanded its relationship with OTI. In addition, OTI has granted BP a worldwide license for its petroleum payment solution.

—	OTI and Venue1 implement MasterCard PayPass™ with the Seattle Seahawks. OTI and Venue1, a leader in technology solutions for sports and entertainment venues, are providing contactless reader solutions for the Seattle Seahawks to support its MasterCard PayPass™ program.

Company Developments

—	OTI completed a series of strategic acquisitions in China, increasing manufacturing capacity to 1.5 million units per week by the second half of 2006. The transactions will substantially increase OTI’s capacity to manufacture smart cards, inlays for smart cards & electronic passports, and machinery for the fabrication of such products. We anticipate that the increased capacity will enable us to meet the rollouts and rapidly growing demand for our payments and ID products, As a result, OTI expects to realize increase in gross margins.

—	OTI completes $22.2 million private placement of new equity financing with institutional investors from the US, Switzerland and England. OTI intends to use the net proceeds from the placement to support large-scale implementation of projects in the ID and payments markets.

—	OTI Received 2005 company of the year award from Frost & Sullivan, a global company offering business consulting, market analysis and growth partnership services. OTI received the award based on its technology leadership, significant revenue expansion and its prominent position in the smart card contactless solutions market, including OTI’s excellent strategic moves and ability to expand its market reach with providing its customers with optimum solutions.

—	Following the approval of the General shareholders’ meeting, the Board of Directors of OTI applied for the delisting of the Company’s shares from the Frankfurt Stock Exchange which has been approved. The last day of trading of the shares on Frankfurt Stock Exchange will be December 20, 2005. The Company’s shares will be traded only on the NASDAQ stock exchange.

Financial Results

Revenues for the first nine months increased to $26.4 million from $15.4 million for the same period of last year. Revenues for the third quarter of 2005 were up to $12.1 million from $5.5 million in the third quarter of 2005. The increase is mainly due to sales in the payments market. Gross margin for the first nine months of 2005 decreased to 35% from 42% for the same period in 2004. The decrease in our overall gross margin is mainly due to the execution of the initial stages of projects which are characterized by lower margins in their early stages. Operating loss for the nine months ended September 30, 2005 increased by 12% to $(7.6) million from $(6.8) million in the same period in 2004. Net loss for the nine months ended September 30, 2005 decreased by 4% to $(6.8) million, from $(7.1) million for the same period in 2004. Cash and cash equivalents and short term investments were at $30.8 million compared to $27.7 million on September 30, 2004, and $28.5 million on December 31, 2004.

The Company has scheduled a conference call and simultaneous Web cast for Monday, November 28, 2005, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, Chief Marketing Officer and President OTI America, for 10:00 AM EST to discuss operating results and future outlook. To participate, call: 1-800-963-8290 (U.S. toll free), 1-800-931-5196 (Israel toll free), 0-800-182-1463 (Germany toll free), or 1-973-409-9260 (standard international) ID Code: OTI. To attend the Web cast, use the following links:

http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight December 7th, by calling U.S: 877-519-4471 or International; 973-341-3080 and entering the PIN number # 6725998, or on the web at:

http://www.otiglobal.com/content.aspx?id=226.

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

(TABLES TO FOLLOW)

This press release contains forward-looking statements. These statements can be identified by their use of the words “will”, “anticipates” and “expects” and other similar expressions, as well as by such phrases as “starting to see” and “we believe”. Each of these statements is subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	David Pasquale/Denise Roche
Director of Corporate Communications	5W Public Relations	The Ruth Group
201 944 5200 ext. 111	212 999 5585	646 536 7006/8
galit@otiglobal.com	ahandelsman@5wpr.com	dpasquale@theruthgroup.com
droche@theruthgroup.com

ON TRACK INNOVATIONS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
US dollars in thousands, except per share data
On Track Innovations Ltd. and its subsidiaries

	September 30 2005	September 30 2004	December 31 2004
	(Unaudited)	(Unaudited)	(Audited)

Assets
Current Assets
Cash and cash equivalents	$16,175	$27,615	$23,917
Short-term investments	14,553	-	4,559
Short-term deposit	46	44	-
Trade receivables (net of allowance for doubtful accounts
of $ 565, $ 285 and $ 329 as of September 30, 2005 and
2004 and December 31, 2004, respectively)	9,524	2,965	3,477
Other receivables and prepaid expenses	3,278	1,815	2,705
Inventories	7,162	4,480	4,765

Total current assets	50,738	36,919	39,423

Severance Pay Deposits Fund	583	597	595
Deferred tax assets	71	-	-
Long-Term Receivables	856	-	1,077
Property, Plant and Equipment, Net	6,763	5,622	5,324
Investments in affiliated companies	8	-	-
Other Intangible Assets, Net	2,197	184	1,438
Goodwill	4,146	5,383	4,146
Total Assets	$65,362	$48,705	$52,003

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,520	$2,495	$1,641
Trade payables	5,781	3,307	4,305
Other current liabilities	5,589	2,473	3,824

Total current liabilities	12,890	8,275	9,770

Long-Term Liabilities
Long-term loans, net of current maturities	1,595	2,556	2,018
Accrued severance pay	1,868	1,295	1,361
Deferred tax liabilities	307	-	162

Total long-term liabilities	3,770	3,851	3,541

Total liabilities	16,660	12,126	13,311

Minority interest	370	-	-

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: authorized - 30,000,000 as of
September 30, 2005 and 2004 and December 31, 2004 Issued and
outstanding - 9,731,554, 7,830,396 and 8,422,175 shares as of
September 30, 2005 and 2004 and December 31, 2004, respectively	225	186	199
Additional paid-in capital	105,914	83,855	90,779
Deferred compensation	(2,168)	(808)	(3,553)
Accumulated other comprehensive income	268	263	353
Accumulated deficit	(55,907)	(46,917)	(49,086)

Total shareholder's equity	48,332	36,579	38,692

Total Liabilities and Shareholders' Equity	$65,362	$48,705	$52,003

ON TRACK INNOVATIONS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
US dollars in thousands, except per share data
On Track Innovations Ltd. and its subsidiaries

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2005	2004	2005	2004	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues
Products	$23,049	$12,907	$11,374	$4,356	$19,120
Non-recurring engineering	477	363	54	246	433
Licensing and transaction fees	2,215	1,069	471	540	2,237
Customer service and
technical support	658	1,039	155	330	1,362

Total revenues	26,399	15,378	12,054	5,472	23,152

Cost of Revenues
Products	16,521	8,114	7,677	2,606	11,853
Non-recurring engineering	181	178	22	136	183
Customer service and
technical support	505	570	125	198	763

Total cost of revenues	17,207	8,862	7,824	2,940	12,799

Gross profit	9,192	6,516	4,230	2,532	10,353

Operating Expenses
Research and development	4,218	2,549	1,511	893	3,544
Less - participation by the
Office of the Chief Scientist	651	383	146	46	394

Research and development, net	3,567	2,166	1,365	847	3,150
Selling and marketing	4,809	4,231	1,457	1,471	6,010
General and administrative	6,902	4,648	2,642	1,293	6,549
Amortization of intangible assets	285	141	89	47	261
Other expenses*	1,768	2115	1,768	-	3227
Gain from sale of a subsidiary	(510)	-	-	-	-

Total operating expenses	16,821	13,301	7,321	3,658	19,197

Operating loss	(7,629)	(6,785)	(3,091)	(1,126)	(8,844)
Financial income (expenses), net	562	(174)	666	(66)	(287)
Other income, net	53	24	49	2	29

Loss before income taxes	(7,014)	(6,935)	(2,376)	(1,190)	(9,102)
Taxes on income	(177)	(171)	(133)	18	(173)
Minority share in income of
subsidiaries	(79)	-	(79)	-	-
Equity in income of affiliates	5	-	5	-	-

Loss before extraordinary item	(7,265)	(7,106)	(2,583)	(1,172)	(9,275)
Extraordinary item	444	-	444	-	-

Net loss	$(6,821)	$(7,106)	$(2,139)	$(1,172)	$(9,275)

Basic and diluted loss per
ordinary share from:
Loss before extraordinary item	$(0.81)	$(1.08)	$(0.27)	$(0.15)	$(1.33)

Extraordinary item	$(0.05)	$-	$(0.05)	$-	$-

Net loss	$(0.76)	$(1.08)	$(0.23)	$(0.15)	$(1.33)

Weighted average number of
ordinary shares used in
computing basic and diluted
loss per ordinary share	8,985,072	6,595,012	9,495,554	7,723,728	6,972,878

* Consist of:
Research and development	$78	$137	$78	$-	$335
Selling and marketing	231	400	231	-	511
General and administrative	1,459	1,578	1,459	-	2,381

	$1,768	$2,115	$1,768	$-	$3,227

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 28th, 2005